                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 5

                    Under the Securities Exchange Act of 1934

                      UNIVERSAL AUTOMOTIVE INDUSTRIES, INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   913 378 105

                                 (CUSIP Number)

                                December 31, 2002

             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

:       Rule 13d-1 (b)

:       Rule 13d-1 (c)

[X]     Rule 13d-1 (d)

CUSIP No.: 913 378 105

  1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       Arvin Scott


  2)   Check the Appropriate Box if a Member of a Group

       (a) Not Applicable
       (b) [ ]


  3)   SEC Use Only


  4)   Citizenship or Place of Organization                        United States


Number of          5)  Sole Voting Power                           1,169,850(1)
Shares
Beneficially       6)  Shared Voting Power
Owned
by Each            7)  Sole Dispositive Power                      1,169,850(1)
Reporting
Person With        8)  Shared Dispositive Power


  9)   Aggregate Amount Beneficially Owned by Each Reporting
       Person                                                      1,169,850(1)

 10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


 11)   Percent of Class Represented by Amount in Row (9)            13.82%


 12)   Type of Reporting Person                                     IN



(1) Includes options issued to purchase 239,800 shares of Common Stock.

ITEM 1(a)      NAME OF ISSUER:

                      Universal Automotive Industries, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICES:

                      11859 South Central, Alsip, Illinois  60803

ITEM 2(a)      NAME OF PERSON FILING:

                      Arvin Scott

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                      11859 South Central, Alsip, Illinois  60803

ITEM 2(c)      CITIZENSHIP:

                      United States

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

                      Common Stock

ITEM 2(e)      CUSIP NUMBER:

                      913 378 105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment company registered under section 8 of the Investment Company Act

        (e) [ ] An investment adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b(1)(ii)(F)

        (g) [ ] A parent holding company, in accordance with section 240.13d-1(b)(ii)(G)

        (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

        (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

ITEM 4. OWNERSHIP

        (a)   Amount Beneficially Owned:

                    1,169,850 shares of Common Stock (1)

        (b)   Percent of Class:

                    13.82%

        (c)   Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote       1,169,850(1)

              (ii)   shared power to vote or to direct the vote

              (iii)  sole power to dispose or to direct the
                     disposition of                                 1,169,850(1)

              (iv) shared power to dispose or to direct the disposition of

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                            Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                            Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                            Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

                            Not Applicable



(1) Includes options issued to purchase 239,800 shares of Common Stock.

ITEM 10. CERTIFICATION

                            Not Applicable

Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

Signature:

/s/ Arvin Scott

Arvin Scott